25003260

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36305

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 4/1/2024 (MM/DD/YY) AND ENDING 3/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LEMLEY, YARLING & CO.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

309 WEST JOHNSON STREET #544
(No. and Street)

MADISON	WI	53703
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

RALPH J. LEMLEY, PRESIDENT	312-925-5248	budlemley@aol.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RYAN & JURASKA LLP, CERTIFIED PUBLIC ACCOUNTANTS
(Name – if individual, state last, first, and middle name)

141 W. JACKSON BLVD, STE 2250	CHICAGO	IL	60604
(Address)	(City)	(State)	(Zip Code)

MARCH 24, 2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RALPH J. LEMLEY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LEMLEY, YARLING & CO., as of 3/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Wisconsin County of Crawford
Signed before me, a Notary Public for the said State by Ralph Lemley on this 28th day of May, 2025

Notary Public [signature]
My commission expires: 5-15-2027

Notary Public

Signature: [signature]

Title: PRESIDENT

ASHLEY D. KUHN
Notary Public
State of Wisconsin

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Lemley, Yarling & Co.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lemley, Yarling & Co. (the "Company") as of March 31, 2025, the related statements of operations, changes in shareholder's equity, and cash flows for the fiscal year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lemley, Yarling & Co. as of March 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lemley, Yarling & Co.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lemley, Yarling & Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Lemley, Yarling & Co.'s financial statements. The supplemental information is the responsibility of Lemley, Yarling & Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

We have served as Lemley, Yarling & Co.'s auditor since 2007.
Chicago, Illinois
May 20, 2025

LEMLEY, YARLING & CO.

Statement of Financial Condition

March 31, 2025

Assets		
Cash and cash equivalents	$	50,000
Receivable from broker-dealer		71,555
	$	121,555
Liabilities and Shareholder's Equity		
Liabilities		
Payable to broker-dealer	$	46,166
Payable to parent		8,725
		54,891
Shareholder's Equity		
Common stock, no par value; 50,000 shares authorized, 1,000 issued and outstanding		25,000
Retained earnings		41,664
		66,664
	$	121,555

See accompanying notes.

LEMLEY, YARLING & CO.

Statement of Operations

Year ended March 31, 2025

Revenues		
Commissions	$	655,832
Interest and dividends		126
		655,958
Expenses		
Clearing fees		391,274
Licenses and fees		4,286
Miscellaneous		680
Occupancy		12,000
Office expense		5,451
Professional fees		25,292
Telephone and technology		5,573
		444,556
Income before income taxes		211,402
Provision for income taxes		57,755
Net Income	$	153,647

See accompanying notes.

LEMLEY, YARLING & CO.

Statement of Changes in Shareholder's Equity

Year ended March 31, 2025

	Common Stock	Retained Earnings	Total
Balance, April 1, 2024	$ 25,000	$ 12,136	$ 37,136
Dividends paid	-	(124,119)	(124,119)
Net income	-	153,647	153,647
Balance, March 31, 2025	$ 25,000	$ 41,664	$ 66,664

See accompanying notes.

LEMLEY, YARLING & CO.

Statement of Cash Flows

Year ended March 31, 2025

Cash flows from operating activities		
Net income	$	153,647
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Receivable from broker-dealer		(46,948)
Increase (decrease) in operating liabilities:		
Payable to broker-dealer		27,495
Payable to parent		(10,075)
Net cash provided by operating activities		124,119
Cash flows from financing activities		
Dividends paid		(124,119)
Net cash used in financing activities		(124,119)
Net increase (decrease) in cash		-
Cash and cash equivalents, beginning of year		50,000
Cash and cash equivalents, end of year	$	50,000
Supplemental cash flow disclosures:		
Cash paid for interest expense	$	-
Cash paid for income taxes	$	46,664

See accompanying notes.

1. Organization and Business

Lemley, Yarling & Co. (the "Company") is an Illinois corporation that is a wholly owned subsidiary of Lemley, Yarling Management Co. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company provides brokerage services to retail customers and clears all customer transactions through a broker on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* ("ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

The Company earns commission revenue from trading activities for its clients through a clearing agreement with RBC (see Note 4). Revenue is determined based on an agreed commission rate multiplied by the volume of trades executed. Revenue is recognized on a trade date of the transaction because that is when the underlying financial instrument or buyer/seller is identified. The pricing is agreed upon and the risks and rewards of ownership to be transferred to/from the client. The Company's performance obligation is satisfied on trade date and commission is received on the settlement date of the transaction.

Income Taxes

The Company complies with FASB ASC Topic 740, *Income Taxes (Topic 740)*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year.

The Company is included in the consolidated tax return of the Parent. The provision for income taxes is computed using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting taxable income or loss and applying the applicable tax to or receiving the appropriate refund from the Parent. The current provision is the amount of tax payable or refundable on the basis of a hypothetical, current year separate tax return. There were no material differences between financial statement and tax basis assets and liabilities and thus the Company did not record a deferred tax asset or liability as of March 31, 2025.

The Company is subject to Federal and applicable state income taxes. The Company's effective tax rate differs from the statutory rate of 21% due primarily to state income taxes. The Company has determined that there are no uncertain tax positions which require adjustment or disclosures in the financial statements. Tax years 2021 through the current year remain subject to examinations.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments – Credit Losses
The Company complies with FASB ASC Topic 326, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("CECL"). The measurement of expected credit losses under the CECL methodology is applicable to financial assets, measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credits, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with Topic 842 on leases.

The Company determined that there was no significant impact of ASC 326 for the year ended March 31, 2025. At March 31, 2025, the Company has not recorded any allowance for expected losses.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determined that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Segment Reporting
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of a single class of service providing agency transactions only. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and the CODM manages the business activities using information of the Company as a whole. Therefore, the Company is considered a single reportable segment. The operating revenue and expenses for the entire segment are reflected in the Statement of Operations. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

3. Related Party Transactions

The Company has entered into an expense sharing agreement with its Parent. For the year ended March 31, 2025, the Company recorded expenses, other than clearing fees, totaling $53,282 related to the expense sharing agreement. At March 31, 2025, the Company had a payable to its Parent for salary, telephone, professional fees and other expenses totaling $2,469.

The Company also reimburses its Parent for the Company's share of income taxes. For the year ended March 31, 2025, the Company recorded provision for income taxes totaling $57,755 related to the income tax reimbursements. At March 31, 2025, the Company had a payable to its Parent for income taxes totaling $6,256.

The Parent leases its primary business facilities from its shareholder. Under the expense sharing agreement, the Company reimburses the Parent for use of the facilities.

4. Receivable from and Payable to Broker-Dealer

The Company has entered into an agreement with RBC Correspondent Services ("RBC"), whereby the Company transacts, on a fully disclosed basis, all customer business through RBC. The Company has guaranteed payment for securities purchased and delivery of securities sold pursuant to this agreement. As part of this agreement, the Company is required to maintain $50,000 on deposit with the broker-dealer, which is classified as cash and cash equivalents on the statement of financial condition.

At March 31, 2025, the Company had a receivable from RBC totaling $71,555, which represents commissions and trade errors receivable from RBC. At March 31, 2025, the Company had a payable to RBC totaling $46,166 which represents clearing costs not yet paid.

5. Fair Value Disclosure

In accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

At March 31, 2025, the Company held no Level 1, Level 2 or Level 3 investments.

6. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others (see Note 8).

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 and 2/3% of "aggregate indebtedness", as defined. At March 31, 2025, the Company had net capital and net capital requirements of $66,664 and $5,000, respectively.

8. Off-Balance Sheet Risk

Customer transactions are introduced to and cleared through the Company's broker on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. Management does not anticipate nonperformance by its customers or the broker, and does not consider this risk to be significant.

9. Concentration of Credit Risk

U.S. GAAP requires disclosure of any significant off-balance-sheet-risk, or concentrations of credit risk. The Company currently maintains its cash and cash equivalent balance of $50,000 with the broker. In addition, the Company has a receivable of $71,555 from the same broker. Management does not consider this risk to be significant.

10. Subsequent Events

The Company's management has evaluated events and transactions through May 20, 2025, the date the financial statements were available to be issued, noting no subsequent events requiring disclosure in these financial statements.

SUPPLEMENTAL SCHEDULES

LEMLEY, YARLING & CO.

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

March 31, 2025

Computation of net capital				
Total shareholder's equity			$	66,664
Deductions and /or charges:				
Nonallowable assets:				
Other assets	$	—		—
Net capital before haircuts on securities positions				66,664
Haircuts on securities:				
Trading and investment securities:				
Other securities	$	—		—
Net capital			$	66,664
Computation of basic capital requirement				
Minimum net capital required (greater of \$5,000 or 6 ⅔% of aggregate indebtedness)				5,000
Net capital in excess of net capital requirement			$	61,664
Computation of aggregate indebtedness				
Aggregate indebtedness			$	54,891
Percentage of aggregate indebtedness to net capital				82.34%

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIA filing as of March 31, 2025.

LEMLEY, YARLING & CO.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

March 31, 2025

The Company did not handle any customer cash or securities for the year ended March 31, 2025, and does not have any customer accounts.

LEMLEY, YARLING & CO.

Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3

March 31, 2025

The Company did not handle any proprietary accounts of introducing brokers for the year ended March 31, 2025, and does not have any PAIB accounts.

LEMLEY, YARLING & CO.

Computation Relating to the Possession or Control Requirements Under Rule 15c3-3

March 31, 2025

The Company did not handle any customer cash or securities for the year ended March 31, 2025, and does not have any customer accounts.

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Lemley, Yarling & Co.

We have reviewed management's statements, included in the accompanying Lemley, Yarling & Co.'s Exemption Report, in which (1) Lemley, Yarling & Co. (the Company) claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii); and (2) the Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended March 31, 2025, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
May 20, 2025

LEMLEY, YARLING & CO.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

March 31, 2025

Lemley, Yarling & Co.
309 West Johnson Street #544
Madison, WI 53703
608-624-5777

Exemption Report

Lemley, Yarling & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii); and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended March 31, 2025, without exception.

I, Ralph J. Lemley, swear (or affirm) that to best of my knowledge and belief, this Exemption Report is true and correct.

By:

Ralph J. Lemley
President

May 20, 2025